SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2002

CANADIAN PACIFIC RAILWAY COMPANY
(Commission File No. 1-15272)
(translation of the Registrant's name into English)

Suite 500, Gulf Canada Square, 401 - 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ______ Form 40-F __X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

The documents listed in Schedule A to this Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form S-3 No. 2-98605 and Form F-9 No. 333-14014.

EXPLANATORY NOTE AND INCORPORATION BY REFERENCE

Canadian Pacific Railway Company, a Canadian corporation ("Company"), is a wholly-owned subsidiary of Canadian Pacific Railway Limited, a Canadian corporation ("Limited"). Limited has Common Shares which are registered on the New York Stock Exchange, and it files reports with the Securities and Exchange Commission pursuant to the Multi-Jurisdictional Disclosure System. Company's Ordinary Shares are not registered for trading in the United States. However, Company's Perpetual 4% Consolidated Debenture Stock is registered on the New York Stock Exchange.

From October 1, 2001 until mid-February 2002, Company's SEC reports have been included in the reports of Limited. Company has since commenced filing reports under its own name.

The documents listed in Schedule A hereto are hereby incorporated herein in their entirety by this reference thereto from the Reports on Form 6-K, filed by Canadian Pacific Railway Limited on SEC File No. 1-1342.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY COMPANY
(Registrant)

Date: June 18, 2002

By: Name: Robert V. Horte
Title: Senior Assistant Corporate Secretary

SCHEDULE A

DOCUMENTS FILED AS PART OF THIS FORM 6-K

1. Press Release – October 2, 2001, Canadian Pacific Railway returns to New York, Toronto Stock Exchanges tomorrow
2. Press Release – October 4, 2001, Michael Wright Appointed to CPR Board of Directors
3. Press Release – October 4, 2001, CPR to release 3rd Quarter 2001 Earnings on October 22, 2001
4. Press Release – October 5, 2001, Tax Allocation for Common Shareholders of Canadian Pacific Limited
5. Material Change Report – October 9, 2001 - Canadian Pacific Limited announced the successful completion of its reorganization, as the Plan of Arrangement became effective immediately on October 1, 2001. As part of the Plan of Arrangement, Canadian Pacific Railway Limited became an Independent, publicly-traded company and the parent company of Canadian Pacific Railway Company
6. Press Release – October 17, 2001, CPRC announces filing of preliminary base shelf prospectus for issuance of debt securities
7. Press Release – October 22, 2001 Third Quarter Results
8. Press Release – October 24, 2001 – CPR announces US $750M Debt Offering
9. Press Release – November 1, 2001 – CPR Investor Presentation
10. Press Release – November 1, 2001 – CPR releases 3Q, 2001 Financial and Statistical Summary
11. Press Release – November 5, 2001 – CPRL updates earnings guidance
12. Press Release – November 9, 2001 – CPR increases Intermodal Options through the EMP Container Program
13. Press Release – November 15, 2001 – CPR and CP Ships Secure Long Term Agreement
14. Press Release – December 4, 2001 – CPRL declares dividend
15. Press Release – December 5, 2001 – CPR and Consolidated Fastfrate sign Landmark 10 year $400M Contract
16. Press Release – December 20, 2001 – Favorable US tax ruling for new CPR Shareholders follow similar ruling in Canada
17. Press Release – January 7, 2002 – CPR to present 4th Quarter 2001 Results on Jan. 22, 2002
18. Press Release – January 21, 2002 – 4Q, 2001 Results
19. Press Release – February 7, 2002 – CPR President to address Global Transportation Conference

Release: Immediate, October 2, 2001

CANADIAN PACIFIC RAILWAY RETURNS TO NEW YORK, TORONTO STOCK EXCHANGES TOMORROW

CALGARY -- Canadian Pacific Railway (CPR), the first company outside the United States ever listed on the New York Stock Exchange and the first major railway listed on the Toronto Stock Exchange, returns to Wall Street and Bay Street tomorrow.

CPR is among five subsidiaries of Canadian Pacific Limited that are being spun off and will emerge tomorrow as independent publicly-traded firms listed on the NYSE and TSE.

CPR will carry the CP ticker symbol -- a symbol that first appeared on January 24, 1883. On that date, and with the railway just half completed across the vast expanses of the Canadian West, common shares of CPR were listed on the NYSE. The same year, the first electric lights appeared on the trading floor -- a modern convenience that made the NYSE the envy of exchanges around the globe.

Nine years and one week later, on Jan. 31, 1892, CPR shares were listed on the TSE.

For 88 years, investors were able to buy and sell shares in North America's first purpose-built transcontinental railway. But the railway's activities over the years had expanded to include hotels, steamships, oil and gas, mining, airlines and telegraph service, and a variety of other interests. The name Canadian Pacific Railway was no longer representative of the company's varied interests and operations.

In 1971, Canadian Pacific Railway was reorganized, and a new parent company -- Canadian Pacific Limited -- emerged to own and manage all of the separate businesses, including the railway. Holders of Canadian Pacific Railway shares became shareholders of Canadian Pacific Limited. It was no longer possible to invest in a railway with diverse business interests. Instead, investors could buy and sell shares in a diversified operating company whose interests included one of the largest railways on the continent.

Today, investors want to be able to own shares in the companies of their choice. The spinoff, which is in response to this demand, is expected to unlock value in CPR.

When the opening bell rings at 9:30 a.m. ET tomorrow on the trading floor of the NYSE and TSE, investors will once again be able to buy railway stock and the CP ticker symbol will belong to the railway that launched it 118 years ago. CPR will also occupy a position in the

TSE's top 100 and Standard & Poor's top 60, broadening the railway's inclusion in index funds and expanding its exposure to investors.

The CPR whose shares investors buy tomorrow is no longer a Canadian railway. It is a North American carrier based in Canada whose transcontinental network stretches from the Eastern Seaboard to the Pacific Coast. It is a CPR that has built alliances with other railroads to gain market reach beyond its own 14,000-mile track network, including reach into the largest markets of Mexico.

It is also a CPR that has been recapitalized. With a period of major reinvestment behind it, CPR now has one of the most powerful and efficient locomotive fleets in the rail industry, a high-capacity track infrastructure, an expanded network of terminals to handle the fast-growing intermodal business, modernized freight yards, and carefully chosen information technology that is yielding enhanced customer service and reduced operating costs.

Canadian Pacific Railway (NYSE: CP; TSE: CP) is North America's first transcontinental railway, and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, as well as the U.S. Midwest and Northeast. Alliances with other carriers extend CPR's market reach beyond its own network in the U.S., and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

end

Contacts:

Media
Len Cocolicchio
Tel.: 403-319-7591
Cell: 403-650-2748
email: len_cocolicchio@cpr.ca

Analysts
Paul Bell
Tel.: 403-319-3591

Release: Immediate, October 4, 2001

**MICHAEL WRIGHT APPOINTED
TO CPR BOARD OF DIRECTORS**

CALGARY -- Michael W. Wright has been appointed to the Board of Directors of Canadian Pacific Railway. The appointment, effective Oct. 1, 2001, was announced by Robert J. Ritchie, President and Chief Executive Officer of CPR.

Mr. Wright is Chairman of the Board of Directors of SUPERVALU INC. of Minneapolis, and serves on the board of directors of other companies, including Wells Fargo & Company, Honeywell International, Inc., Cargill, Inc., and S.C. Johnson & Son, Inc.

A native Minnesotan, Mr. Wright is a past chairman of the Federal Reserve Bank of Minneapolis and Minnesota Business Partnership. He is a 1999 recipient of the national Horatio Alger Award.

"Michael's wealth of business knowledge and experience will be a valuable asset as CPR begins an exciting new chapter as a publicly traded company on the New York and Toronto stock exchanges," Mr. Ritchie said.

Calgary-based CPR is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. Its 14,000-mile network serves the principal centers of Canada, from Montreal to Vancouver, as well as the U.S. Midwest and Northeast. Alliances extend the CPR's market reach beyond its own network in the U.S. and into the major business centers of Mexico. For more information, visit CPR's website at www.cpr.ca.

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
Cell: (403) 650-2748
email: len_cocolicchio@cpr.ca

Analysts
Paul Bell
Tel.: 403-319-3591

CANADIAN PACIFIC RAILWAY
www.cpr.ca

news
NYSE: CP TSE: CP

Release: Immediate, Oct. 4, 2001

Canadian Pacific Railway to Release 3rd Quarter 2001 Earnings on October 22, 2001

Calgary – Canadian Pacific Railway will announce its third quarter results the morning of Monday, October 22, 2001. A conference call for the investment community and media will be held at 12:00 pm Mountain Time (2:00 pm Eastern) with Robert J. Ritchie, President and Chief Executive Officer.

A live audio webcast and an archive of the conference call will be available via Canadian Pacific Railway's website (www.cpr.ca).

To listen to the webcast, users require a sound-enabled computer, a Pentium or PowerPC processor, 16 MB RAM, Windows 95 (or later) or Mac OS or Linux, a 28.8 kbps Internet connection or better and Windows Media Player. A free version of Windows Media Player can be downloaded from the third-party webcast provider's site via Canadian Pacific Railway's corporate site.

Canadian Pacific Railway is North America's first transcontinental railway, and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, as well as the U.S. Midwest and Northeast regions, and links North America with Europe and the Pacific Rim. Alliances with other carriers extend CPR's market reach beyond its own network in the U.S., and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

-30-

Media:
Len Cocolicchio
(403) 319-7591
len_cocolicchio@cpr.ca

Investors:
Paul Bell
(403) 319-3591
paul_bell@cpr.ca

CANADIAN PACIFIC
Energy Transportation Hotels

News

For Immediate Release: October 5, 2001

TAX ALLOCATION FOR COMMON SHAREHOLDERS OF CANADIAN PACIFIC LIMITED

Calgary - With the successful completion of Canadian Pacific Limited's (CPL) Plan of Arrangement, the shareholders of CPL will receive, for each Common Share held, the following:

- 0.684 of a Common Share in PanCanadian Energy Corporation;
- 0.166 of a Common Share in Fording Inc.;
- 0.50 of a Common Share in Canadian Pacific Railway Limited;
- 0.25 of a Common Share in CP Ships Limited;
- 0.25 of a new Common Share in Fairmont Hotels & Resorts Inc. which will hold CPL's only significant remaining business, Canadian Pacific Hotels & Resorts; and
- a cheque for any fractional interests in those shares.

In its Arrangement Circular, CPL had indicated that it would be providing a determination of the fair market value of the spin off of its holdings in the four businesses. CPL has determined that a reasonable fair market value of CPL Common Shares at the time of the "share exchange" is $50.37 per common share. This means that the allocation for each of the five companies resulting from the corporate reorganization is as follows:

	Per CPL common share	$	%
PanCanadian	0.684	$26.65	52.90%
Fording	0.166	$3.67	7.29%
CPR	0.50	$11.79	23.41%
CP Ships	0.25	$2.75	5.46%
Fairmont Hotels (as CPL following the spin off)	0.25	$5.51	10.94%
	Total	$50.37	100.00%

This estimation is not binding on the Canada Customs and Revenue Agency or any particular CPL Common Shareholder. However, it is recommended that the determination made by CPL Common Shareholders be consistent with the above estimation made by CPL.

Further tax information will be mailed to shareholders by the end of October. PricewaterhouseCoopers will be available to provide assistance to Canadian and U.S. shareholders on tax related questions and a toll free number will be provided for this purpose.

Note: This news release contains forward-looking information. Actual results may differ materially and proposed plans of action could change. The risks, uncertainties and other factors that could influence actual results are described in CPL's Arrangement Circular.

-30-

Further information on Canadian Pacific can be found on www.cp.ca until October 15, 2001 or by contacting Dawn Mitchell (403) 218-8066 or dmitchell@cp.ca.

MATERIAL CHANGE REPORT

Section 67(1) of the *Securities Act* (British Columbia)
Section 118(1) of the *Securities Act* (Alberta)
Section 84(1) of *The Securities Act*, 1988 (Saskatchewan)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Québec)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of *The Securities Act* (Newfoundland)

Item 1. Reporting Issuer:

Canadian Pacific Railway Company

Principal office:

Suite 500
Gulf Canada Square
401- 9th Avenue S.W.
Calgary, Alberta T2P 4Z4

Item 2. Date of Material Change:

The material change occurred on October 1, 2001.

Item 3. News Release:

The former parent company of Canadian Pacific Railway Company ("CPRC") issued a press release on October 1, 2001 reporting the material change and disseminated the press release to the financial press from Calgary, Alberta through Canada Newswire throughout Canada and the United States. A copy of the press release is attached hereto as Schedule "A".

Item 4. Summary of Material Change:

Canadian Pacific Limited ("CPL") announced the successful completion of its reorganization, as the Plan of Arrangement became effective immediately on October 1, 2001. As part of the Plan of Arrangement, Canadian Pacific Railway Limited ("CPRL") became an independent, publicly-traded company and the parent company of CPRC.

Item 5. Full Description of Material Change:

CPL announced the successful completion of its reorganization, as the Plan of Arrangement became effective immediately on October 1, 2001. Under the Plan of Arrangement, CPL's common shareholders will receive common shares in each of the new public companies, being CPRL, CP Ships Limited, Fording Inc. and PanCanadian Energy Corporation and will be issued new common share certificates in Fairmont Hotels

& Resorts Inc. (CPL). CPL's preferred shareholders will receive $26 for each share, together with all accrued and unpaid dividends to but not including October 1, 2001.

As part of the Plan of Arrangement, CPRC became the wholly-owned operating subsidiary of CPRL. CPRL's common shares will trade on The Toronto Stock Exchange and on the New York Stock Exchange.

See also the press release attached hereto as Schedule "A".

Item 6. Reliance on Section 118(2) of the Securities Act:

Not Applicable

Item 7. Omitted Information:

Not Applicable

Item 8. Senior Officers:

For further information, please contact Robert V. Horte, Assistant Corporate Secretary, at the above-mentioned address or by telephone at (403) 319-6171.

Item 9. Statement of Senior Officer:

The foregoing accurately discloses the material changes referred to herein.

DATED October 9, 2001 at Calgary, Alberta.

CANADIAN PACIFIC RAILWAY COMPANY

By: [signature]
Robert V. Horte,
Assistant Corporate Secretary

IT IS AN OFFENCE UNDER THE *SECURITIES ACT* AND THE *SECURITIES REGULATION* FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THE REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

CANADIAN PACIFIC
Energy Transportation Hotels

News

CANADIAN PACIFIC'S REORGANIZATION COMPLETED

For immediate release: October 1, 2001

Calgary – Canadian Pacific Limited (CPL) today announced the successful completion of its reorganization, as the Plan of Arrangement became effective first thing this morning, October 1, 2001.

Certificates for common shares in the new public companies will be distributed to CPL common shareholders as soon as practicable after the record date of October 5, 2001. Under the terms of the Plan of Arrangement, all preferred shareholders will receive, for each share, $26 together with all accrued and unpaid dividends to but not including October 1, 2001.

With the completion of its reorganization, the Common and Preferred Shares of Canadian Pacific Limited will cease trading on The Toronto Stock Exchange and New York Stock Exchange following the close of the business on October 2, 2001. The last day of "when-issued" trading on both the Toronto and New York exchanges in PanCanadian Energy Corporation, Fording Inc., Canadian Pacific Railway Limited, CP Ships Limited and Fairmont Hotels & Resorts Inc. will be October 2, 2001. The settlement date for "when-issued" trading will be October 9, 2001. Regular trading will begin with the market opening on October 3, 2001 on both exchanges with the following ticker symbols:

	TSE	**NYSE**
PanCanadian Energy Corporation	PCE	PCX
Fording Inc.	FDG	FDG
Canadian Pacific Railway Limited	CP	CP
CP Ships Limited	TEU	TEU
Fairmont Hotels & Resorts Inc.	FHR	FHR

Further information on CPL's reorganization and each of CPL's five businesses can be found in CPL's Arrangement Circular, the full text of which can be found on CPL's website, www.cp.ca, or at www.sedar.com.

-30-

Additional information on CPL is available on the corporate website www.cp.ca or by contacting:

Media:
Dawn Mitchell
(403) 218-8066
dmitchell@cp.ca

Investors:
Sheila McIntosh
(403) 218-8060
smcintosh@cp.ca

CANADIAN PACIFIC RAILWAY COMPANY

PRESS RELEASE

October 17, 2001

CANADIAN PACIFIC RAILWAY COMPANY ANNOUNCES FILING OF PRELIMINARY BASE SHELF PROSPECTUS FOR ISSUANCE OF DEBT SECURITIES

Calgary, Alberta: Canadian Pacific Railway Company announced today it has filed a Preliminary Short Form Base Shelf Prospectus in connection with the issuance of debt securities. The debt securities will be issued from time to time during the next 25 months in an aggregate principal amount of up to US$1,000,000,000 (or the equivalent in any other currency or units based on or relating to foreign currencies) and will be offered at such prices and contain such other terms as may be determined at the time of issue.

Canadian Pacific Railway anticipates that the net proceeds will be used for general corporate purposes, which may include repayment of indebtedness, financing its capital expenditure programs and working capital requirements.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

A prospectus may be obtained from Mr. Robert Horte, Assistant Corporate Secretary, Suite 500, 401 9th Avenue S.W., Calgary, Alberta, T2P 4Z4.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. Its track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico.

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
Cell.: (403) 650-2748
len_cocolicchio@cpr.ca

Investment Community
Paul Bell
Vice-President, Investor Relations
Tel.:(403) 319-3591
investor@cpr.ca

CANADIAN PACIFIC RAILWAY
www.cpr.ca

news
NYSE:CP TSE:CP

Release: Immediate, Oct. 22, 2001

CPR REPORTS SOLID THIRD-QUARTER EARNINGS

CALGARY -- Canadian Pacific Railway (NYSE/TSE: CP) today reported net income of $99 million for the third quarter of 2001 compared with $96 million reported in the same period last year.

These results exclude from the current period charges related to CPR's spin-off from Canadian Pacific Limited as well as special income tax benefits related to changes in future income tax rates. Including these items, net income was $136 million for the third quarter of 2001, or $0.86 per share. Excluding special income tax benefits and charges related to CPR's spin-off from Canadian Pacific Limited, diluted earnings per share for the quarter ended September 30 increased by $0.02 to $0.62 over third-quarter 2000.

Operating income, before $7 million in spin-off and incentive compensation charges, was steady at $222 million compared with the third quarter last year. The operating ratio was 75.3 per cent, a slight improvement over third-quarter 2000.

Third-quarter freight revenues remained firm at $859 million. Total expenses decreased by 2 per cent to $676 million, compared with the same period last year, largely due to labour reductions, other cost cutting initiatives and fuel prices. Higher purchased services expense, which reflects CPR's shift toward contracting out more services, was offset by a decrease in material expense.

"Yield, measured as revenue per revenue ton-mile, increased a solid 1.9 per cent over the previous quarter reflecting healthy price gains in the bulk sector, modest intermodal and carload price gains and growth in short haul business," said Robert Ritchie, President and Chief Executive Officer of CPR. "Freight revenues were stable despite the softer economy, reflecting our competitive position in some key markets, and we continued to make steady gains in reducing operating expenses."

There were solid revenue gains in CPR's coal business with strong demand for the low-cost metallurgical coal produced by the mines served by CPR. Automotive revenues were up 15 per cent in part due to additional import activity through the Port of Vancouver. These gains offset declines in grain revenues, which were affected by weak exports of Canadian grain, and in forest products where markets for pulp and newsprint were soft. Revenue from the intermodal and industrial products business groups remained virtually unchanged from third-quarter 2000.

"We are well positioned to serve the coal markets both domestically and for export," Mr. Ritchie said. "We're continuing to grow in the domestic intermodal market. Our strategy of providing value-added service to the retail industry has resulted in major shippers locating distribution centres next to our intermodal terminals. Across all of our business groups,

CPR's focus remains on offering superior customer service as the key to growing our market share."

CPR continued to expand its scheduled railway operations in the third quarter, generating improved asset utilization and reduced train expenses. Fuel consumption improved 2 per cent, average train weights were up 2 per cent, and operating expenses per gross ton-mile were down 1 per cent. Fuel costs also benefited from the impact of CPR's hedging program.

YEAR-TO-DATE

Year-to-date net income was $253 million, a decrease of $24 million over the same period last year, excluding tax benefits realized from the reduction in income tax rates and spin-off related charges reported in 2001. Including these items, net income for the period ending September 30, 2001 was $299 million.

Compared to 2000, year-to-date diluted earnings per share declined by $0.15 to $1.59, excluding special income tax benefits and spin-off related charges reported in 2001.

Operating income for the first nine months decreased $33 million, or 5 per cent, to $580 million, excluding spin-off related and incentive compensation charges of $23 million, with all of the decrease occurring in the first quarter. The year-to-date operating ratio was 78.9 per cent, an increase of 1.4 percentage points over the same period of 2000.

Year-to-date revenues increased $21 million on the strength of solid gains in the coal and domestic intermodal markets. These gains were partially offset by the impact of a softer economy on forest products and international container traffic.

Operating expenses for the period were up 3 per cent due to the exceptionally harsh winter in the East and Midwest U.S. and higher depreciation expense resulting from the increased capital base.

For the balance of the year, CPR will be monitoring economic conditions and measuring the impact on revenues. Going forward, the company expects to continue managing its costs downward to mitigate the impact of the weaker economy on earnings.

On October 16, 2001, CPR filed a preliminary Base Shelf Prospectus in connection with the issuance of debt securities. The debt securities will be issued from time to time during the next 25 months in an aggregate principal amount of up to US$1.0 billion.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

NOTE: This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR's annual report and annual information form. Financial results in this news release are reported in Canadian dollars.

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
Cell: (403) 650-2748
len_cocolicchio@cpr.ca

Investment Community
Paul Bell
Vice-President, Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca

CANADIAN PACIFIC RAILWAY

STATEMENT OF CONSOLIDATED INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (unaudited)
Revenues		
Freight	2,614.5	2,577.9
Other	133.4	149.2
Total revenues	2,747.9	2,727.1
Operating expenses		
Compensation and benefits	853.9	858.7
Fuel	305.6	299.7
Materials	139.2	164.5
Equipment rents	207.9	200.3
Depreciation and amortization	249.6	232.3
Purchased services and other	412.1	359.0
Total operating expenses	2,168.3	2,114.5
Operating income before the following:	579.6	612.6
Spin-off related and incentive compensation charges (Note 2)	22.9	-
Operating income	556.7	612.6
Other charges	27.7	29.8
Amortization of bridge financing fee related to spin-off (Note 2)	7.4	-
Interest expense	143.0	121.5
Income tax expense	79.3	184.8
Net income	299.3	276.5
Basic earnings per share (Note 4)	$ 1.89	$ 1.75
Diluted earnings per share (Note 4)	$ 1.89	$ 1.74

CANADIAN PACIFIC RAILWAY

STATEMENT OF CONSOLIDATED INCOME
FOR THE THREE MONTHS ENDED SEPTEMBER 30
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (unaudited)
Revenues		
Freight	859.1	856.2
Other	39.1	54.2
Total revenues	898.2	910.4
Operating expenses		
Compensation and benefits	270.8	275.4
Fuel	88.4	98.5
Materials	29.9	50.3
Equipment rents	68.6	69.2
Depreciation and amortization	85.5	78.2
Purchased services and other	133.0	117.1
Total operating expenses	676.2	688.7
Operating income before the following:	222.0	221.7
Spin-off related and incentive *compensation charges* (Note 2)	7.3	-
Operating income	214.7	221.7
Other charges	7.1	14.0
Amortization of bridge financing fee related to spin-off (Note 2)	7.4	-
Interest expense	50.9	43.6
Income tax expense	13.2	68.3
Net income	136.1	95.8
Basic earnings per share (Note 4)	$ 0.86	$ 0.60
Diluted earnings per share (Note 4)	$ 0.86	$ 0.60

CANADIAN PACIFIC RAILWAY

CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)

	SEPTEMBER 30 2001 (unaudited)	DECEMBER 31 2000 (audited)
ASSETS		
Current assets		
Cash and short-term investments	105.4	120.3
Accounts receivable	558.9	495.3
Advances to affiliate	286.8	-
Materials and supplies	115.9	131.0
Future income taxes	76.2	82.8
	1,143.2	829.4
Investments	118.6	105.2
Net properties	7,678.7	7,389.3
Other assets and deferred charges	686.8	484.3
Total assets	9,627.3	8,808.2
LIABILITIES AND SHAREHOLDER'S EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	1,039.6	1,023.5
Income and other taxes payable	110.0	158.1
Long-term debt maturing within one year	6.8	3.1
	1,156.4	1,184.7
Deferred liabilities	686.3	731.8
Long-term debt	3,627.4	2,276.3
Advances from affiliates	-	50.0
Future income taxes	1,034.1	937.7
Deferred income credits	89.1	64.9
Shareholder's equity		
Ordinary Shares	1,112.5	1,812.5
Contributed surplus	291.1	299.4
Foreign currency translation adjustments	114.5	84.3
Retained income	1,515.9	1,366.6
	3,034.0	3,562.8
Total liabilities and shareholder's equity	9,627.3	8,808.2

CANADIAN PACIFIC RAILWAY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (unaudited)
Operating activities		
Net income	299.3	276.5
Add (deduct) items not affecting cash flow		
Depreciation and amortization	249.6	232.3
Future income taxes	88.4	138.1
Amortization of deferred charges	26.4	22.6
Other	(5.5)	1.4
Cash flow	658.2	670.9
Restructuring payments	(88.7)	(92.4)
Other operating activities, net	(140.7)	(201.9)
Change in non-cash working capital balances related to operations	(69.0)	(45.7)
Cash provided by operating activities	359.8	330.9
Investing activities		
Additions to properties	(373.0)	(384.0)
Other investments	2.4	10.3
Net (costs) proceeds from disposal of transportation properties	(24.2)	39.3
Cash used in investing activities	(394.8)	(334.4)
Financing activities		
Net dividends paid to CPL	(150.0)	(90.5)
Return of capital to CPL (Note 2)	(700.0)	-
Issuance of long-term debt	1,219.4	415.0
Repayment of long-term debt	(4.2)	(0.7)
Equity contribution (to) from affiliate	(8.3)	8.3
Advances to affiliates	(336.8)	(224.6)
Cash provided by financing activities	20.1	107.5
Cash position		
(Decrease) increase in net cash	(14.9)	104.0
Net cash at beginning of period	120.3	40.0
Net cash at end of period	105.4	144.0
Net cash defined as:		
Cash and short-term investments	105.4	144.0

CANADIAN PACIFIC RAILWAY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (unaudited)
Operating activities		
Net income	136.1	95.8
Add items not affecting cash flow		
Depreciation and amortization	85.5	78.2
Future income taxes	19.0	54.8
Amortization of deferred charges	7.7	9.4
Other	-	-
Cash flow	248.3	238.2
Restructuring payments	(33.5)	(31.7)
Other operating activities, net	(100.1)	(52.2)
Change in non-cash working capital balances related to operations	39.8	27.1
Cash provided by operating activities	154.5	181.4
Investing activities		
Additions to properties	(178.5)	(194.2)
Other investments	0.6	10.4
Net (costs) proceeds from disposal of transportation properties	(12.1)	2.7
Cash used in investing activities	(190.0)	(181.1)
Financing activities		
Net dividends paid to CPL	(50.0)	-
Return of capital to CPL (Note 2)	(700.0)	-
Issuance of long-term debt	844.1	165.0
Repayment of long-term debt	(2.7)	(0.3)
Equity contribution to affiliate	-	8.3
Advances to affiliates	(90.9)	(178.8)
Cash provided by (used in) financing activities	0.5	(5.8)
Cash position		
Decrease in net cash	(35.0)	(5.5)
Net cash at beginning of period	140.4	149.5
Net cash at end of period	105.4	144.0
Net cash defined as:		
Cash and short-term investments	105.4	144.0

CANADIAN PACIFIC RAILWAY

STATEMENT OF CONSOLIDATED RETAINED INCOME
FOR THE NINE MONTHS ENDED SEPTEMBER 30
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (unaudited)
Balance, January 1, as previously reported	1,366.6	959.8
Prior period adjustment	-	55.0
Balance, January 1, as restated	1,366.6	1,014.8
Net income for the period	299.3	276.5
Dividends declared		
Ordinary Shares	(150.0)	(135.5)
Balance, September 30	1,515.9	1,155.8

1. Basis of presentation

These unaudited interim consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Company's 2000 annual consolidated financial statements and should be read in conjunction with the annual financial statements.

2. Reorganization

For the periods presented, Canadian Pacific Railway Company ("CPR") was a wholly-owned subsidiary of Canadian Pacific Limited ("CPL"). On October 1, 2001, as part of a corporate Plan of Arrangement, CPL distributed its interests in CPR to a newly created publicly held company, Canadian Pacific Railway Limited ("CPRL"). As a result, CPR is now a wholly-owned subsidiary of CPRL. As both CPRL and CPR were under the control of CPL, the transaction will be accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPR will become the historical financial information of newly formed CPRL. For more information regarding the Plan of Arrangement and corporate reorganization, please refer to the CPL Arrangement Circular dated August 3, 2001.

Prior to the corporate reorganization, CPR paid a return of capital of $700.0 million to CPL. At September 30, 2001, CPR had recorded charges of $22.9 million related to the spin-off and to incentive compensation and $7.4 million in amortization of a spin-off related bridge financing fee.

3. Restructuring charges and environmental remediation

At September 30, 2001, the provision for restructuring and environmental remediation was $595.5 million (December 31, 2000 - $676.9 million). This provision primarily includes labour liabilities for restructuring plans that are in many cases substantially implemented. The majority of the provision consists of expected residual payments to protected employees and the cost of a multi-year soil remediation program.

During the second quarter, the Company announced an additional restructuring initiative to reduce costs by eliminating 500 positions. The reductions occurred mostly in administrative areas, but also affected most operating areas, particularly fleet maintenance. The new initiative required an increase to the provision of $59.5 million. This change was offset by a net reduction of $65.0 million of previously accrued initiatives. The reductions resulted from a decrease in the number of surplus crews due to increases in traffic volumes, modifications to branchline rationalization plans resulting from changes in the regulatory environment, and reduced rationalization costs stemming from rule modifications in the latest collective agreements.

4. Earnings per share

Basic and diluted earnings per share have been shown on the CPR September 30, 2001 income statement as CPR was a publicly held company at the date of issue of these financial results. Basic earnings per share has been calculated using net income for the nine months ended September 30, 2001 divided by the number of CPRL shares outstanding immediately after the completion of the Plan of Arrangement. The number of CPRL shares outstanding on October 5, 2001, being the date that former shareholders of CPL became shareholders of CPRL, was 158.3 million.

Diluted earnings per share has been calculated based on the number of new CPRL options outstanding immediately after the completion of the Plan of Arrangement. In calculating diluted earnings per share, the net income remains unchanged from the basic earnings per share calculation and the number of shares used was increased to 158.7 million for the 0.4 million dilutive effect of outstanding stock options.

5. Reclassification

Certain prior year's figures have been reclassified to conform with the presentation adopted for 2001.

6. Consolidated financial ratios

The following ratios are provided in connection with CPR's continuous offering of medium term notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated as at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

	September 30 2001	December 31 2000
Interest coverage on long-term debt (times)		
Income before spin-off related and incentive compensation charges	3.9	4.7
Income after spin-off related and incentive compensation charges	3.8	4.7
Net tangible asset coverage on long-term debt (times)		
Before the effect of future income taxes	2.1	2.9
After the effect of future income taxes	1.8	2.5

Other Financial Updates

Operating activities

Cash provided by operating activities for the nine months ended September 30, 2001 was $360 million, up $29 million from the same period in 2000. This increase resulted from a reduction in cash used for other operating activities mainly due to an increase in deferred income credits, mostly in fibre optics lease revenues, and reduced prepaid pension contribution.

At September 30, 2001, employee reductions related to all prior restructuring initiatives, including the initiatives announced earlier this year to eliminate 500 positions, were substantially complete; however, employment security and bridging payments related to these reductions will continue into future years.

Investing activities

Cash used in investing activities for the nine months ended September 30, 2001 of $395 million increased $60 million compared to the same period in 2000, as there were no significant proceeds from disposal of transportation properties in 2001. Investing activities for the same period of 2000 included proceeds from the sale of Toronto Terminal Railway and Weston Main Shop.

Financing activities

During September, 2001, CPR paid a return of capital to CPL of $700 million as part of the Plan of Arrangement to create a publicly held company. This return of capital was funded by $1.2 billion in bridge financing as part of a $1.5 billion credit facility entered into in February, 2001. In addition, $337 million in advances and $150 million in dividends were paid to CPL prior to the spin-off.

The company has available, as sources of financing, credit facilities of up to $100 million as well as a shelf prospectus of $450 million. On October 16, 2001, CPR filed a preliminary short form base shelf prospectus which will enable CPR to offer for sale debt securities in an aggregate principal amount of up to US$1.0 billion.

Balance sheet

At September 30, 2001, CPR's assets totaled $9,627 million, an increase of $819 million from $8,808 million at December 31, 2000. The increase is due to capital additions to net properties, an increase in other assets due to assets being held for sale, and an increase in advances to affiliated companies.

Other Financial Updates (continued)

Financial Instruments

Forward foreign currency exchange contracts

At September 30, 2001, CPR had entered into foreign exchange contracts to sell approximately US$235.0 million at effective exchange rates ranging from 1.44 to 1.46 over the years 2001 to 2002, with a net unrealized loss of CDN$31.7 million.

Commodity contracts

At September 30, 2001, the company had entered into crude oil futures contracts to hedge 48% of its fuel requirements for the remainder of 2001 at an average price of US$25.94 per barrel. For the years 2002 and 2003, CPR has hedged 41% and 18%, respectively, of its estimated fuel requirements in those years at average prices of US$24.10 per barrel and US$22.30 per barrel, respectively.

Labour Issues

CPR currently has settlements in place with 80% of its unionized workforce in North America. In Canada, CPR has agreements in place with all seven labour organizations. Three extend to the end of 2002, two extend to the end of 2003 and two extend to the end of 2004. On CPR's Soo Line subsidiary, all 16 bargaining units are up for re-negotiation. On the Delaware and Hudson subsidiary, agreements are in place with 12 of the 14 bargaining units.

CANADIAN PACIFIC RAILWAY

Summary of Rail Data

Third Quarter 2001	Third Quarter 2000	Variance	%		Year-to-Date 2001	Year-to-Date 2000	Variance	%
				Financial (millions)				
				Revenues				
$859.1	$856.2	$2.9	0.3	Freight	$2,614.5	$2,577.9	$36.6	1.4
39.1	54.2	(15.1)	(27.9)	Other	133.4	149.2	(15.8)	(10.6)
$898.2	$910.4	($12.2)	(1.3)		$2,747.9	$2,727.1	$20.8	0.8
				Expenses				
$270.8	$275.4	($4.6)	(1.7)	Compensation and benefits	$853.9	$858.7	($4.8)	(0.6)
88.4	98.5	(10.1)	(10.3)	Fuel	305.6	299.7	5.9	2.0
29.9	50.3	(20.4)	(40.6)	Materials	139.2	164.5	(25.3)	(15.4)
68.6	69.2	(0.6)	(0.9)	Equipment rents	207.9	200.3	7.6	3.8
85.5	78.2	7.3	9.3	Depreciation and amortization	249.6	232.3	17.3	7.4
133.0	117.1	15.9	13.6	Purchased services and other	412.1	359.0	53.1	14.8
$676.2	$688.7	($12.5)	(1.8)		$2,168.3	$2,114.5	$53.8	2.5
$222.0	$221.7	$0.3	0.1	Operating income before non-recurring items *	$579.6	$612.6	($33.0)	(5.4)
$7.3	-	$7.3	-	Spin-off related and incentive compensation charges	$22.9	-	$22.9	-
$7.4	-	$7.4	-	Amortization of bridge financing fee related to spin-off	$7.4	-	$7.4	-
$98.8	$95.8	$3.0	3.1	Net income excluding non-recurring items *	$252.5	$276.5	($24.0)	(8.7)
$136.1	$95.8	$40.3	42.1	Net income	$299.3	$276.5	$22.8	8.2
75.3	75.6	(0.3)	-	Operating ratio before non-recurring items (%) *	78.9	77.5	1.4	-
$0.62	$0.60	$0.02	3.3	Basic earnings per share excluding non-recurring items*	$1.59	$1.75	($0.16)	(9.1)
$0.62	$0.60	$0.02	3.3	Diluted earnings per share excluding non-recurring items*	$1.59	$1.74	($0.15)	(8.6)
158.3	158.3	0.0	0.0	Number of shares outstanding-Oct.5/01 (millions)	158.3	158.3	0.0	0.0
51.7	40.2	11.5	-	Debt/Equity ratio (%)	51.7	40.2	11.5	-
$214.9	$207.7	$7.2	3.5	EBIT (millions) **	$551.9	$582.8	($30.9)	(5.3)
$300.4	$285.9	$14.5	5.1	EBITDA (millions) **	$801.5	$815.1	($13.6)	(1.7)
				Operations and Productivity				
50,820	51,363	(543)	(1.1)	Freight gross ton miles (GTM) (millions)	158,206	157,780	426	0.3
26,409	26,815	(406)	(1.5)	Revenue ton miles (RTM) (millions)	83,141	82,868	273	0.3
16,906	18,095	(1,189)	(6.6)	Number of active employees at end of period	16,906	18,095	(1,189)	(6.6)
13,928	13,991	(63)	(0.5)	Miles of road operated at end of period	13,928	13,991	(63)	(0.5)
2,957	2,804	153	5.5	GTMs per average active employee (000)	9,199	8,741	458	5.2
3,649	3,671	(22)	(0.6)	GTMs per mile of road operated (000)	11,359	11,277	82	0.7
669	660	9	1.4	GTMs per active locomotive per day	672	643	29	4.5
3.25	3.19	0.06	1.9	Freight revenue per RTM (cents)	3.14	3.11	0.03	1.0
2.56	2.57	(0.01)	(0.4)	Total operating expenses per RTM (cents)	2.61	2.55	0.06	2.4
1.33	1.34	(0.01)	(0.7)	Total operating expenses per GTM (cents)	1.37	1.34	0.03	2.2
5,506	5,410	96	1.8	Average train weights (tons)	5,515	5,390	125	2.3
25.9	27.3	(1.4)	(5.1)	Average train speed (mph)	26.0	27.0	(1.0)	(3.7)
155	129	26	20.2	On line car miles per car day	149	129	20	15.5
1.21	1.24	(0.03)	(2.4)	U.S. gallons of fuel per 1,000 GTMs	1.25	1.29	(0.04)	(3.1)
0.83	0.94	(0.11)	(11.7)	Average fuel price (U.S. dollar per U.S. gallon)***	0.90	0.88	0.02	2.3
3.4	3.6	(0.2)	(5.6)	FRA personal injuries per 200,000 employee hours	3.9	3.9	0.0	0.0
2.3	2.4	(0.1)	(4.2)	FRA train accidents per million train miles	2.0	1.9	0.1	5.3

* Operating income excluding non-recurring items excludes spin-off related and incentive compensation charges; furthermore, net income before non-recurring items excludes amortization of bridge financing fee related to spin-off and special income tax benefits.

** EBIT: Earnings before interest, taxes and non-recurring items.
EBITDA: Earnings before interest, taxes, depreciation and amortization and non-recurring items.

*** Excludes provincial fuel taxes.

CANADIAN PACIFIC RAILWAY

Summary of Rail Data (Page 2)

Third Quarter 2001	Third Quarter 2000	Variance	%		Year-to-Date 2001	Year-to-Date 2000	Variance	%
				Commodity Data				
				Freight Revenues (millions)				
$188.3	$199.8	($11.5)	(5.8)	- Grain	$552.8	$557.6	($4.8)	(0.9)
200.2	188.7	11.5	6.1	- Coal, sulphur & fertilizers	641.0	611.7	29.3	4.8
86.2	93.2	(7.0)	(7.5)	- Forest products	264.0	275.3	(11.3)	(4.1)
108.5	110.1	(1.6)	(1.5)	- Industrial products	328.5	324.1	4.4	1.4
204.1	202.0	2.1	1.0	- Intermodal	602.6	581.6	21.0	3.6
71.8	62.4	9.4	15.1	- Automotive	225.6	227.6	(2.0)	(0.9)
$859.1	$856.2	$2.9	0.3	Total Freight Revenues	$2,614.5	$2,577.9	$36.6	1.4
				Millions of Revenue Ton Miles (RTMs)				
5,945	6,489	(544)	(8.4)	- Grain	18,444	18,845	(401)	(2.1)
8,827	8,502	325	3.8	- Coal, sulphur & fertilizers	29,575	27,708	1,867	6.7
2,609	2,853	(244)	(8.6)	- Forest products	8,061	8,761	(700)	(8.0)
3,223	3,250	(27)	(0.8)	- Industrial products	9,931	9,985	(54)	(0.5)
5,169	5,187	(18)	(0.3)	- Intermodal	15,213	15,631	(418)	(2.7)
636	534	102	19.1	- Automotive	1,917	1,938	(21)	(1.1)
26,409	26,815	(406)	(1.5)	Total RTMs	83,141	82,868	273	0.3
				Freight Revenue per RTM (cents)				
3.17	3.08	0.09	2.9	- Grain	3.00	2.96	0.04	1.4
2.27	2.22	0.05	2.3	- Coal, sulphur & fertilizers	2.17	2.21	(0.04)	(1.8)
3.30	3.27	0.03	0.9	- Forest products	3.28	3.14	0.14	4.5
3.37	3.39	(0.02)	(0.6)	- Industrial products	3.31	3.25	0.06	1.8
3.95	3.89	0.06	1.5	- Intermodal	3.96	3.72	0.24	6.5
11.29	11.69	(0.40)	(3.4)	- Automotive	11.77	11.74	0.03	0.3
3.25	3.19	0.06	1.9	Freight Revenue per RTM	3.14	3.11	0.03	1.0
				Carloads (thousands)				
84.6	92.8	(8.2)	(8.8)	- Grain	253.9	258.2	(4.3)	(1.7)
127.1	117.7	9.4	8.0	- Coal, sulphur & fertilizers	412.7	374.5	38.2	10.2
41.7	44.1	(2.4)	(5.4)	- Forest products	129.0	137.2	(8.2)	(6.0)
66.0	69.0	(3.0)	(4.3)	- Industrial products	208.8	216.8	(8.0)	(3.7)
231.9	227.3	4.6	2.0	- Intermodal	686.1	677.4	8.7	1.3
38.8	36.4	2.4	6.6	- Automotive	123.2	132.5	(9.3)	(7.0)
590.1	587.3	2.8	0.5	Total Carloads	1,813.7	1,796.6	17.1	1.0
				Freight Revenue per Carload ($)				
2,226	2,153	73	3.4	- Grain	2,177	2,160	17	0.8
1,575	1,603	(28)	(1.7)	- Coal, sulphur & fertilizers	1,553	1,633	(80)	(4.9)
2,067	2,113	(46)	(2.2)	- Forest products	2,047	2,007	40	2.0
1,644	1,596	48	3.0	- Industrial products	1,573	1,495	78	5.2
880	889	(9)	(1.0)	- Intermodal	878	859	19	2.2
1,851	1,714	137	8.0	- Automotive	1,831	1,718	113	6.6
1,456	1,458	(2)	(0.1)	Freight Revenue per Carload	1,442	1,435	7	0.5

CANADIAN PACIFIC RAILWAY
www.cpr.ca

news
NYSE: CP TSE: CP

Release: Immediate, Oct. 24, 2001

CANADIAN PACIFIC RAILWAY ANNOUNCES US$750 MILLION DEBT OFFERING

CALGARY -- Canadian Pacific Railway (NYSE/TSE: CP) announced today the terms of a US$750 million debt offering. The net proceeds of this offering will be primarily used for repayment of indebtedness, and the balance for other general corporate purposes.

The debt will be issued in two series, US$400 million, 6.25% Notes due 2011; and US$350 million, 7.125% Debentures due 2031. CPR expects to close the financing on October 30, 2001.

The financing is being made in the United States under Canadian Pacific Railway Company's previously filed shelf registration statement for up to US$1 billion of debt securities.

Salomon Smith Barney Inc. is sole book-running manager on the offering. Credit Suisse First Boston Corporation and Banc of America Securities LLC are joint lead managers. Other managers are RBC Dominion Securities Corporation, Deutsche Banc Alex. Brown Inc., NBC International (USA) Ltd., and TD Securities (USA) Inc.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centers of Mexico. For more information, visit CPR's website at www.cpr.ca

end

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
len_cocolicchio@cpr.ca

Investment Community
Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca

CANADIAN
PACIFIC
RAILWAY
www.cpr.ca

news
NYSE: CP TSE: CP

Release: Immediate, November 1, 2001

Canadian Pacific Railway Investor Presentation

CALGARY – Canadian Pacific Railway (NYSE/TSE: CP) is scheduled to present at the Salomon Smith Barney 16th Annual Transportation Conference on Monday, Nov. 5, 2001, in New York City at approximately 9 a.m. Eastern Time. Rob Ritchie, President and Chief Executive Officer, will be discussing company strategy, performance and outlook.

Mr. Ritchie's presentation will be webcast in a live, listen-only mode. The webcast, which can be accessed via CPR's website (www.cpr.ca), will begin at approximately 9 a.m. Eastern Time and will last for approximately 40 minutes. It is recommended that users access the call 10 minutes prior to the beginning of the webcast.

Copies of Mr. Ritchie's presentation slides will be available on CPR's website at the beginning of the presentation. Both the webcast and the presentation will be archived on CPR's website.

To listen to the webcast, users require a sound-enabled computer, a Pentium or PowerPC processor, 16 MB RAM, Windows 95 (or later) or Mac OS or Linux, a 28.8 kbps Internet connection or better and Windows Media Player. A free version of Windows Media Player can be downloaded from the third-party webcast provider's site via CPR's corporate site.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centers of Mexico. For more information, visit CPR's Website at www.cpr.ca.

-30-

Contacts:
Media:
Len Cocolicchio, (403) 319-7591, len_cocolicchio@cpr.ca;

Investment Community: Paul Bell, Vice-President,
Investor Relations, (403) 319-3591, investor@cpr.ca

CANADIAN
PACIFIC
RAILWAY
www.cpr.ca

news
NYSE:CP TSE:CP

Release: Immediate, November 1, 2001

Canadian Pacific Railway Releases Third-Quarter 2001 Financial and Statistical Summary

CALGARY – The Canadian Pacific Railway (NYSE/TSE: CP) Third-Quarter 2001 Financial and Statistical Summary is now available on the company's website (www.cpr.ca). The report includes the company's third-quarter 2001 financial statements as well as three-year quarterly and five-year annual comparative financial information. The report also contains statistical trends on freight operations and productivity measures for the same periods.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centers of Mexico.

end

Media:
Len Cocolicchio
Tel.: (403) 319-7591
email: len_cocolicchio

Investment community:
Paul Bell, Vice-President, Investor Relations
Tel.: (403) 319-3591
email: investor@cpr.ca

CANADIAN PACIFIC RAILWAY
www.cpr.ca

news
NYSE:CP TSE:CP

Release: Immediate, Nov. 5, 2001

Canadian Pacific Railway Limited updates earnings guidance

CALGARY -- Canadian Pacific Railway Limited (NYSE/TSE: CP) announced today that it is updating its 2001 earnings targets based on the company's current performance and outlook for the fourth quarter. CPR is now targeting basic earnings per share before non-recurring items of approximately $0.69 for the fourth quarter of 2001.This compares with basic earnings per share before non-recurring items of $0.78 in the same period of 2000. Higher interest expense resulting from the change in the company's capital structure combined with increased other non-operating charges will more than offset an improvement in the company's operating earnings.

"We are encouraged by the strength of our revenue base to date in this period of economic softness," said Robert Ritchie, President and Chief Executive Officer of CPR. "Our outlook is, of course, subject to any further swings in the economy."

Mr. Ritchie said CPR's productivity continues to improve as the company maintains a strong focus on costs and asset utilization. "We believe that the strength and diversity of CPR's franchise will sustain us through the current softness in the economy."

For all of 2001, CPR is targeting basic earnings per share before non-recurring items of approximately $2.28, compared with $2.53 in 2000. On a reported basis, the current full year earnings per share target is approximately $2.55 for 2001, compared with $3.36 in 2000. The table below provides a breakout of quarterly earnings per share for 2001 and 2000. A description of non-recurring items is available in Canadian Pacific Railway's Third Quarter 2001 Financial and Statistical Summary which is accessible on CPR's website, www.cpr.ca under *Invest in CPR*.

The current target reflects CPR's revised outlook for freight commodities, and lower anticipated fuel prices.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

NOTE: This news release contains forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR's annual report and annual information form. Financial results in this news release are reported in Canadian dollars.

Summary of Earnings Per Share

Before non-recurring items ($ Canadian)				
2001	**Q1**	**Q2**	**Q3**	***Q4 Target***
Basic earnings per share				
Quarter	$0.37	$0.60	$0.62	*$0.69*
Cumulative	$0.37	$0.97	$1.59	*$2.28*
2000	**Q1**	**Q2**	**Q3**	**Q4**
Basic earnings per share				
Quarter	$0.54	$0.60	$0.60	$0.78
Cumulative	$0.54	$1.14	$1.75	$2.53

As reported ($ Canadian)				
2001	**Q1**	**Q2**	**Q3**	***Q4 Target***
Basic earnings per share				
Quarter	$0.43	$0.60	$0.86	*$0.66*
Cumulative	$0.43	$1.03	$1.89	*$2.55*
2000	**Q1**	**Q2**	**Q3**	**Q4**
Basic earnings per share				
Quarter	$0.54	$0.60	$0.60	$1.62
Cumulative	$0.54	$1.14	$1.75	$3.36

-30-

end

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
email: len_cocolicchio@cpr.ca

Investment Community
Paul Bell, Vice-President - Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca

CANADIAN PACIFIC RAILWAY
Ingenuity.

news
NYSE: CP TSE:CP

Release: November 9, 2001 www.cpr.ca

CPR INCREASES INTERMODAL OPTIONS THROUGH THE EMP CONTAINER PROGRAM

Calgary, AB - Canadian Pacific Railway (NYSE/TSE: CP) today announced it has increased its stake in the EMP Container Program, a move that broadens the company's range of intermodal services in key North American markets.

EMP is a domestic interline container service that facilitates the interchange of containers between member railroads, including Union Pacific Railroad, Norfolk Southern and agent railroads such as CPR. CPR recently expanded its role in EMP by contributing its own domestic containers and extending the program to key markets.

EMP gives CPR customers shipping between Canada, the US and Mexico access to one of the largest service networks for domestic containers. The network serves major centres such as Montreal, Toronto, Vancouver, Calgary, Winnipeg, Chicago, Minneapolis, Philadelphia and Newark (Oak Island). Along with its participation in the North American Container System (NACS), CPR is the first Canadian-based railway to offer a full choice of cross-border container options.

"CPR's expanded role in EMP gives customers more competitive choices for how they move their product," said Lawre Allen, CPR's Vice President, Intermodal & Automotive. "This interline initiative strengthens CPR's position as a North American railway and provides shippers with seamless operations for improved market reach."

CPR's expanded EMP participation provides customers greater flexibility and better access to modern equipment. At the same time, CPR and its EMP partners can tap into the efficiencies gained by moving more traffic in containers on the growing double-stack network.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. Its track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico.

-30-

Contact:
Darcie Park
Canadian Pacific Railway
T: 403-319-3686

CANADIAN
PACIFIC
RAILWAY
Ingenuity.

CP SHIPS

CANADIAN PACIFIC RAILWAY AND CP SHIPS SECURE LONG-TERM AGREEMENT

***Calgary, AB & London, UK* (November 15, 2001)** – Canadian Pacific Railway (NYSE/TSE:CP) and CP Ships have reached a long-term agreement that will see CPR continue as the shipping company's exclusive Montreal Gateway rail carrier well into the future.

The two companies have extended their existing agreement, originally due to run until 2004, for another 10 years to 2014. The new agreement secures CPR's position as the leading rail service provider in the Port of Montreal, handling the majority of the port's containerized rail traffic.

CPR and CP Ships had agreed in principle to the terms of the agreement before their recent spin-off from Canadian Pacific Limited.

"This long-term partnership preserves CPR's strong and secure position in one of North America's busiest container ports," said Rob Ritchie, CPR's President and CEO. "Because of the success of our past association with CP Ships, we were able to reach an agreement that will support the continued growth and success of both companies. This long-term contract provides the stability we need for continued investment in infrastructure and capacity."

"By guaranteeing the continuation of this strong and historic business relationship, CP Ships will be able to further develop its already-extensive Montreal Gateway intermodal network and secure its position as the North Atlantic market's leading carrier," commented Ray Miles, CEO of CP Ships.

CPR operates 45 trains a week between the Port of Montreal and major centres in the northeastern and midwestern U.S., including Chicago, and central and western Canada. CP Ships traffic through the Port of Montreal consists mainly of import and export cargo moving between North America and North and Mediterranean Europe.

CPR's Montreal-Chicago-Detroit corridor is part of the most direct route between Europe and the U.S. Midwest. More TransAtlantic container traffic moves through this corridor than any other rail-to-port routing in North America.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. Its track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico.

One of the world's top ten container shipping companies, CP Ships provides international transportation services in four key regional markets: TransAtlantic, Australasia, Latin America and Asia. Within these markets CP Ships operates in 24 trade lanes, most of which are served by two or more of its six readily recognised brand names: ANZDL, Canada Maritime, Cast, Contship

Containerlines, Lykes Lines and TMM Lines. Their combined fleet of more than 80 ships carries nearly 2 million teu per year. Within the majority of its core trade lanes, CP Ships is the number one carrier. More than 80% of its activity is North American exports or imports. Since 1996 its revenue has grown at a compound annual rate of 36% while profits have doubled. CP Ships is traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol TEU. For further information, visit the CP Ships website (www.cpships.com).

-ends-

Contacts:

Canadian Pacific Railway
Media: Len Cocolicchio-T: + 403-319-7591
Investors: Paul Bell - T: +403-319-3591

CP Ships
Media: Elizabeth Canna-T: +44 (0)20 7389 1119
or
Ian Matheson-T: +44 (0)1689 860 660

Investors: Jeremy Lee-T: +44 (0)20 7389 1153

NOTE: This news release may contain forward-looking information about the operations, objectives and expected financial results of CPR. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR's annual report and annual information form.

NOTE: This press release may include forward-looking statements about the operations, objectives and expected financial results of CP Ships and its affiliates. Such statements are inherently subject to uncertainties arising from a variety of factors including, without limitation, legislative or regulatory changes, competition, technological developments and global economic and financial conditions. Actual performance could differ substantially.

CANADIAN
PACIFIC
RAILWAY
Ingenuity.

news
NYSE: CP TSE:CP

Release: Immediate, Dec. 4, 2001

CANADIAN PACIFIC RAILWAY LIMITED DECLARES DIVIDEND

CALGARY -- The Board of Directors of Canadian Pacific Railway Limited (NYSE/TSE: CP) has declared a quarterly dividend of twelve and three-quarter cents ($0.1275) Canadian per share on the outstanding Common Shares. The dividend is payable on January 28, 2002, to holders of record at the close of business on December 27, 2001.

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
email: len_cocolicchio@cpr.ca

Investment Community
Paul Bell, Vice-President - Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca

CANADIAN
PACIFIC
RAILWAY
Ingenuity.

news
NYSE: CP TSE:CP

Release: Immediate, December 5, 2001

CANADIAN PACIFIC RAILWAY AND CONSOLIDATED FASTFRATE SIGN LANDMARK 10-YEAR, $400 MILLION CONTRACT

TORONTO -- The Canadian Pacific Railway (NYSE/TSE: CP) and Consolidated Fastfrate today announced the signing of a 10-year, $400-million contract that will formally link the two transportation giants in a partnership designed to set a new industry standard for the movement of less-than-truckload (LTL) freight.

"The signing of this contract is a source of great pride and satisfaction for all members of the CPR family and not just because of its positive financial implications," said CPR President Robert J. Ritchie. "Since 1965 we have satisfied Consolidated Fastfrate's service and price needs to such an extent that it is partnering with us exclusively for the next decade."

CPR and Consolidated Fastfrate – Canada's largest LTL carrier -- now offer combined rail and truck service for LTL freight throughout Canada, the United States and Mexico, using intermodal containers for the rail haul.

"Under this contract, we will give North American shippers a level of intermodal transportation with trains and trucks so closely linked that it will be hard to tell where one leaves off and the other begins," said Mr. Ritchie. "That's a breakthrough."

Consolidated Fastfrate will provide seamless LTL service for the CPR intermodal group, and the CPR will be Consolidated Fastfrate's exclusive provider of rail-based intermodal service. The two companies expect the contract will lead to a 25-per-cent increase in the value of LTL transportation business for the railway, with solid prospects for further growth.

Shippers may now combine the long-haul efficiency of a railway and the speed and convenience of a dock-to-dock carrier with just a single call and waybill. Advanced information systems allow shippers to track their goods as they move seamlessly on both CPR trains and Consolidated Fastfrate trucks.

"This contract demonstrates that we have hitched our wagon firmly to the CPR's iron horse," said Consolidated Fastfrate president Ron Tepper. "CPR has invested in areas that are critical to meeting the performance shippers have come to expect from truck-based service.

"Because the CPR has delivered that kind of service to us, we invested $40 million in new facilities inside or adjacent to the CPR's intermodal terminals across Canada. We are already planning additional services, facilities and support systems that will take this integrated rail-truck service to new levels. We fully expect that our business will grow," said Mr. Tepper.

"Our relationship has grown and expanded beyond just line haul business to the point where Consolidated Fastfrate performs local services for the railway, such as drayage and deconsolidation," said Mr. Ritchie. "The company even operates the CPR's Thunder Bay intermodal terminal on our behalf. Together, we're more than just the sum of two parts. At the CPR, we can't think of a better definition of partnership."

Calgary-based CPR is North America's first transcontinental railway and the only one today with direct service to the U.S. Eastern Seaboard. Its 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, as well as the U.S. Midwest and Northeast. Alliances with Consolidated Fastfrate, other railways and trucking companies extend the CPR's reach into Mexico and throughout North America, and – via the highway and road systems – into Canada's full-trailerload and small-shipment truck markets.

This news release contains forward-looking information about CPR. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR's annual report and annual information form.

Toronto-based Consolidated Fastfrate is Canada's largest privately owned freight forwarder. The company annually transports in excess of 1.2 billion pounds of freight and employs more than 1,000 people in 19 offices and facilities across North America. Through recent expansion and strategic acquisitions, Consolidated Fastfrate now offers service throughout Canada, the U.S. and Mexico.

30

References: *Sheila Hughes, Consolidated Fastfrate, 905 893-2600, hughess@fastfrate.com*

Paul Thurston, CPR Media Relations, 416 595-3032, thurston@cpr.ca

CPR Investor Relations, 403 319-3591

CANADIAN
PACIFIC
RAILWAY
Ingenuity.

news
NYSE: CP TSE:CP

Release: Immediate, Dec. 20, 2001

**FAVORABLE U.S. TAX RULING FOR NEW CPR SHAREHOLDERS
FOLLOWS SIMILAR RULING IN CANADA**

Calgary — Canadian Pacific Railway (NYSE/TSE: CP) announced today that the U.S. Internal Revenue Service (IRS) has issued a private letter ruling that U.S. shareholders did not recognize any income, gain or loss on the receipt of CPR common shares in the recently completed reorganization of Canadian Pacific Limited (CPL). The Canada Customs and Revenue Agency issued a similar ruling on August 23, 2001, for CPR common shareholders in Canada.

The favorable ruling relates to the October 2001 reorganization of CPL into five separate companies and to the exchange of common shares in CPL for common shares in each of the companies, including CPR. Holders of CPL common shares received one common share of CPR for every two shares of CPL held at the time of the reorganization.

The IRS ruling was issued on December 17, 2001. It provides that the receipt of common shares was tax-deferred for shareholders who are otherwise subject to U.S. tax. Under the ruling, shareholders recognized gain, if any, only to the extent of cash received in lieu of fractional shares. A letter and further information will be mailed to U.S. shareholders.

"The IRS decision is a very positive outcome for our U.S. shareholders," said Robert Ritchie, President and Chief Executive Officer of CPR. "It closes the book on a reorganization that has gone flawlessly and brought significantly greater value to shareholders in Canada and the U.S."

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
email: len_cocolicchio@cpr.ca

Investment Community
Paul Bell, Vice-President - Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca

CANADIAN PACIFIC RAILWAY
Ingenuity.

news
NYSE: CP TSE:CP

Release: Immediate, Jan. 7, 2002

CANADIAN PACIFIC RAILWAY TO PRESENT 4TH QUARTER 2001 RESULTS ON JAN. 22, 2002

CALGARY – Canadian Pacific Railway (NYSE/TSE: CP) will present its fourth-quarter 2001 financial and operating results to analysts at 1:30 p.m. ET on Tuesday, Jan. 22, 2002. The presentation will be held in the third floor auditorium at the JP MorganChase building, 270 Park Avenue, New York City.

CPR's results will be presented by Robert Ritchie, President and Chief Executive Officer; Ed Dodge, Executive Vice-President and Chief Operating Officer; and Mike Waites, Executive Vice-President and Chief Financial Officer.

CPR expects to release its results for the fourth quarter of 2001 after the close of markets on Monday, Jan. 21.

Investors and the media who cannot attend the presentation will be able to listen in by phone or by live audio webcast via CPR's website at www.cpr.ca . The conference dial-in numbers are 416-695-5806 and 800-273-9672, and callers should register by dialing in at 1:15 p.m.

To listen to the webcast, users require a sound-enabled computer, a Pentium or PowerPC processor, 16 MB RAM, Windows 95 (or later) or Mac OS or Linux, a 28.8 kbps Internet connection or better and Windows Media Player. A free version of Windows Media Player can be downloaded from the third-party webcast provider's site via Canadian Pacific Railway's corporate site.

An audio replay and presentation slides will be available on CPR's website through Feb. 5, 2002. A telephone replay will be available through Jan. 29 by dialing 416-695-5800 or 800-408-3053 and entering passcode 1031775.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

-30-

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
email: len_cocolicchio@cpr.ca

Investment Community
Paul Bell, Vice-President - Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca

CANADIAN
PACIFIC
RAILWAY

News

Release: Immediate, January 21, 2002

CPR REPORTS 12 PER CENT INCREASE IN FOURTH-QUARTER OPERATING INCOME

CALGARY -- Robert Ritchie, President and Chief Executive Officer of Canadian Pacific Railway (NYSE/TSE: CP), said today CPR closed out 2001 with a solid fourth-quarter performance that capped its successful launch on the equity markets. Excluding non-recurring items, operating income for the fourth quarter of 2001 increased 12 per cent to $261 million, compared with the same period of 2000. The operating ratio improved 2.4 points to 72.5 per cent. Net income for the quarter was $118 million, a decline of $7 million due to increased interest expense associated with the change in CPR's capital structure as a result of its spinoff from Canadian Pacific Limited, as well as higher Other Charges due mainly to foreign exchange gains in the prior year. Diluted earnings per share for fourth-quarter 2001 were $0.74, compared with $0.78 in the fourth quarter of 2000.

Non-recurring items in the fourth quarter of 2001 were $11 million ($6 million after tax) in incentive compensation charges and bridge financing fees related to CPR's spinoff. Non-recurring items in the fourth quarter of 2000 related to a $132-million reduction in the future income tax liability associated with a decrease in the Canadian federal income tax rates.

"We began 2001 as part of a conglomerate and by year end had successfully completed a wholesale transformation to a strong, independent pure-play railway. We accomplished this while looking after the all-important business fundamentals of safety, service and productivity," Mr. Ritchie said. "I am also pleased that, overall, we were able to maintain our position in key competitive segments of the business in this period of economic uncertainty."

Total revenues in the fourth quarter of 2001 were $951 million, an increase of $23 million, or 2 per cent over fourth-quarter 2000 due to a timing variance in revenues other than freight, which fluctuate by quarter. Operating expenses, excluding non-recurring items, were $689 million, down $6 million from fourth-quarter 2000.

In freight revenue, the coal increase of 15 per cent was driven by the leading position of CPR's customers in the metallurgical coal market and increases in thermal coal shipments to power generating stations in the United States. Automotive revenues were up about 1 per cent, despite the soft economy, as consumers responded positively to manufacturer financing promotions and demand remained strong for selected models handled by CPR. Revenues held firm in the intermodal business on the continued strength of innovative product offerings and a successful strategy with major retailers to locate their regional distribution facilities adjacent to CPR terminals. Forest products revenues were flat. Grain volumes within the United States increased significantly, however, overall grain revenues slipped 1 per cent due to a reduction in market share from Canada into the United States and a drought that reduced production in Canada. Sulphur and fertilizer revenues were down 5 per cent as a result of weak demand in the North American farm sector and lower export potash shipments. Industrial products revenues were down 10 per cent, largely reflecting weakness in steel and chemical markets.

"Our balanced commodity portfolio enabled CPR to equal its strong performance of fourth-quarter 2000, even as the economic decline accelerated," Mr. Ritchie said. "Although there are fewer employees, they handled the same workload as in fourth-quarter 2000 -- a significant productivity improvement. The systems, infrastructure and talent were in place to meet the challenge."

For the full year of 2001, excluding non-recurring items, net income was $370 million, compared with $401 million in 2000. Diluted earnings per share were $2.33, compared with $2.52 in 2000. The decrease was largely due to higher interest expense following the spinoff and Other Charges which were up $43 million and $20 million, respectively.

Operating income of $841 million in 2001, excluding non-recurring items, was virtually unchanged from 2000, despite the worsening economy and difficult operating conditions in the first half of the year. CPR's operating ratio was 77.3 per cent, up 0.4 points from 2000.

Total revenues were $3,699 million, an increase of $44 million over 2000. Canadian and U.S. coal, as well as U.S. grain experienced sharp increases year over year. Growth in the domestic intermodal business more than offset a decline in international intermodal revenue. Further revenue growth was hindered by the effects of the slowing economy, lower Canadian grain shipments in the last half of the year, and weak demand for sulphur and fertilizers.

Operating expenses, excluding non-recurring items, were $2,858 million, up $48 million from 2000. Productivity improvement measures put in place through the year partially mitigated the effect of higher costs resulting from the severe winter and flooding in the first half of the year. For the full year, employee productivity was up 6 per cent, train weights were up 3 per cent, locomotive productivity increased 4 per cent, freight car utilization improved 12 per cent, and fuel consumption rates improved 3 per cent.

Non-recurring items in 2001 were $25 million ($14 million after tax) for spinoff-related and incentive compensation charges, $17 million ($10 million after tax) for bridge financing fees, and $64 million for tax rate recoveries. In 2000, non-recurring items consisted of a $132-million reduction in the future income tax liability associated with a decrease in the Canadian federal income tax rates.

"I'm proud of what our team accomplished in a year that was full of potential distractions," Mr. Ritchie said. "Our spinoff was an outstanding success. We executed this major change without losing focus on our long-term business plan. Going forward, I expect more from our overall financial performance. I am looking to re-establish the momentum in CPR's earnings growth."

NOTE: This news release may contain forward-looking information. Actual future results may differ materially. The risks, uncertainties and other factors that could influence actual results are described in CPR's annual report and annual information form. Financial results in this news release are reported in Canadian dollars.

Results for 2001 are based on unaudited financial statements. Audit of the financial statements is under way and is expected to be completed by February 19, 2002.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centres of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. Its track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centres of Mexico. For more information, visit CPR's website at www.cpr.ca.

Contacts:

Media
Len Cocolicchio
Tel.: (403) 319-7591
Cell: (403) 650-2748
len_cocolicchio@cpr.ca

Investment Community
Paul Bell
Vice-President, Investor Relations
Tel.: (403) 319-3591
investor@cpr.ca

CANADIAN PACIFIC RAILWAY

STATEMENT OF CONSOLIDATED INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (audited)
Revenues		
Freight	3,496.7	3,460.1
Other	201.9	195.0
Total revenues	3,698.6	3,655.1
Operating expenses		
Compensation and benefits	1,122.1	1,147.8
Fuel	403.0	409.7
Materials	180.9	213.3
Equipment rents	272.1	266.7
Depreciation and amortization	334.4	304.7
Purchased services and other	545.1	467.7
Total operating expenses	2,857.6	2,809.9
Operating income before the following:	841.0	845.2
Spin-off related and incentive compensation charges (Note 2)	24.5	-
Operating income	816.5	845.2
Other charges (Note 4)	42.7	23.1
Bridge financing fee related to spin-off (Note 2)	17.2	-
Interest expense	209.6	167.0
Income tax expense	136.6	122.8
Net income	410.4	532.3
Basic earnings per share (Note 6)	$ 2.59	$ 3.36
Diluted earnings per share (Note 6)	$ 2.58	$ 3.35

See Notes to Interim Consolidated Financial Statements

CANADIAN PACIFIC RAILWAY

STATEMENT OF CONSOLIDATED INCOME
FOR THE THREE MONTHS ENDED DECEMBER 31
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (unaudited)
Revenues		
Freight	882.2	882.2
Other	68.5	45.8
Total revenues	950.7	928.0
Operating expenses		
Compensation and benefits	268.2	289.1
Fuel	97.4	110.0
Materials	41.7	48.8
Equipment rents	64.2	66.4
Depreciation and amortization	84.8	72.4
Purchased services and other	133.0	108.7
Total operating expenses	689.3	695.4
Operating income before the following:	261.4	232.6
Spin-off related and incentive compensation charges (Note 2)	1.6	-
Operating income	259.8	232.6
Other charges (income) (Note 4)	15.0	(6.7)
Bridge financing fee related to spin-off (Note 2)	9.8	-
Interest expense	66.6	45.5
Income tax expense (recovery)	57.3	(62.0)
Net income	111.1	255.8
Basic earnings per share (Note 6)	$ 0.70	$ 1.62
Diluted earnings per share (Note 6)	$ 0.70	$ 1.61

See Notes to Interim Consolidated Financial Statements

CANADIAN PACIFIC RAILWAY

CONSOLIDATED BALANCE SHEET
(in millions of Canadian dollars)

	DECEMBER 31 2001 (unaudited)	DECEMBER 31 2000 (audited)
ASSETS		
Current assets		
Cash and short-term investments	556.9	120.3
Accounts receivable	464.1	495.3
Materials and supplies	102.3	131.0
Future income taxes	92.2	82.8
	1,215.5	829.4
Investments	94.9	105.2
Net properties	7,935.5	7,389.3
Other assets and deferred charges	607.1	484.3
Total assets	9,853.0	8,808.2
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable and accrued liabilities	1,028.8	1,023.5
Income and other taxes payable	103.4	158.1
Dividend payable on Common Shares	20.2	-
Long-term debt maturing within one year	38.2	3.1
	1,190.6	1,184.7
Deferred liabilities	720.4	796.7
Long-term debt	3,709.0	2,276.3
Advances from affiliates	-	50.0
Future income taxes	1,095.5	937.7
Shareholders' equity		
Common Shares	1,114.1	-
Ordinary Shares	-	1,812.5
Contributed surplus	291.1	299.4
Foreign currency translation adjustments	125.5	84.3
Retained income	1,606.8	1,366.6
	3,137.5	3,562.8
Total liabilities and shareholders' equity	9,853.0	8,808.2

See Notes to Interim Consolidated Financial Statements

CANADIAN PACIFIC RAILWAY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE TWELVE MONTHS ENDED DECEMBER 31
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (audited)
Operating activities		
Net income	410.4	532.3
Add (deduct) items not affecting cash flow		
Depreciation and amortization	334.4	304.7
Future income taxes	134.8	111.6
Amortization of deferred charges	43.0	28.3
Other	(5.5)	(1.3)
	917.1	975.6
Restructuring payments	(132.4)	(163.1)
Other operating activities, net	(30.4)	(134.9)
Change in non-cash working capital balances related to operations	4.2	(1.0)
Cash provided by operating activities	758.5	676.6
Investing activities		
Additions to properties	(566.4)	(586.1)
Other investments	3.8	11.3
Track dismantling (costs) net of proceeds from disposal of transportation properties	(27.0)	37.9
Cash used in investing activities	(589.6)	(536.9)
Financing activities		
Net dividends paid to CPL	(150.0)	(180.5)
Return of capital to CPL (Note 2)	(700.0)	-
Issuance of Common Shares	1.6	-
Issuance of long-term debt	2,395.6	599.8
Repayment of long-term debt	(1,221.2)	(0.9)
Equity contribution (to) from affiliate	(8.3)	1.5
Advances to affiliates	(50.0)	(479.3)
Cash provided by (used in) financing activities	267.7	(59.4)
Cash position		
Increase in net cash	436.6	80.3
Net cash at beginning of year	120.3	40.0
Net cash at end of year	556.9	120.3
Net cash defined as:		
Cash and short-term investments	556.9	120.3

See Notes to Interim Consolidated Financial Statements

CANADIAN PACIFIC RAILWAY

CONSOLIDATED STATEMENT OF CASH FLOWS
FOR THE THREE MONTHS ENDED DECEMBER 31
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (unaudited)
Operating activities		
Net income	111.1	255.8
Add (deduct) items not affecting cash flow		
Depreciation and amortization	84.8	72.4
Future income taxes	46.4	(26.5)
Amortization of deferred charges	16.6	5.7
Other	-	(2.7)
	258.9	304.7
Restructuring payments	(43.7)	(70.7)
Other operating activities, net	110.3	67.0
Change in non-cash working capital balances related to operations	73.2	44.7
Cash provided by operating activities	398.7	345.7
Investing activities		
Additions to properties	(193.4)	(202.1)
Other investments	1.4	1.0
Track dismantling (costs) net of proceeds from disposal of transportation properties	(2.8)	(1.4)
Cash used in investing activities	(194.8)	(202.5)
Financing activities		
Net dividends paid to CPL	-	(90.0)
Issuance of Common Shares	1.6	-
Issuance of long-term debt	1,176.2	184.8
Repayment of long-term debt	(1,217.0)	(0.2)
Equity contribution to affiliate	-	(6.8)
Advances from (to) affiliates	286.8	(254.7)
Cash provided by (used in) financing activities	247.6	(166.9)
Cash position		
Increase (decrease) in net cash	451.5	(23.7)
Net cash at beginning of period	105.4	144.0
Net cash at end of period	556.9	120.3
Net cash defined as:		
Cash and short-term investments	556.9	120.3

See Notes to Interim Consolidated Financial Statements

CANADIAN PACIFIC RAILWAY

STATEMENT OF CONSOLIDATED RETAINED INCOME
FOR THE TWELVE MONTHS ENDED DECEMBER 31
(in millions of Canadian dollars)

	2001 (unaudited)	2000 (audited)
Balance, January 1, as previously reported	1,366.6	959.8
Adjustment for change in accounting policy	-	55.0
Balance, January 1, as restated	1,366.6	1,014.8
Net income for the period	410.4	532.3
Dividends declared		
Common Shares	(20.2)	-
Ordinary Shares	(150.0)	(180.5)
Balance, December 31	1,606.8	1,366.6

See Notes to Interim Consolidated Financial Statements

1. Basis of presentation

These unaudited consolidated financial statements and notes have been prepared using accounting policies that are consistent with the policies used in preparing Canadian Pacific Railway Company's 2000 annual consolidated financial statements and should be read in conjunction with the annual financial statements.

2. Reorganization

For the periods prior to October 1, 2001, Canadian Pacific Railway Company ("CPRC") was a wholly-owned subsidiary of Canadian Pacific Limited ("CPL"). On October 1, 2001, as part of a corporate Plan of Arrangement, CPL distributed its interests in CPRC to a newly created publicly held company, Canadian Pacific Railway Limited ("CPRL"). As a result, CPRC is now a wholly-owned subsidiary of CPRL. As CPRL, CPRC and CPRC's subsidiaries (collectively referred to as "CPR" or "Canadian Pacific Railway") were under the control of CPL, the transaction was accounted for in a manner similar to a pooling-of-interests and the historical financial information of CPRC became the historical financial information of newly formed CPRL. For more information regarding the Plan of Arrangement and corporate reorganization, please refer to the CPL Arrangement Circular dated August 3, 2001.

Prior to the corporate reorganization, CPRC paid a return of capital of $700.0 million to CPL. At December 31, 2001, CPR had recorded charges of $24.5 million related to the spin-off and to incentive compensation and $17.2 million in a spin-off related bridge financing fee.

3. Changes in accounting policy

Foreign currency translation

Effective January 1, 2002, there was a change in the accounting rules in Canada for the treatment of foreign exchange gains and losses. These changes have not been applied to these statements. The new rules will no longer allow for the deferral and amortization of foreign exchange gains/losses on long-term debt. Long-term debt of approximately CDN$3.0 billion denominated in U.S. dollars will have to be marked-to-market in Canadian dollars at the end of each reporting period. The impact on income will be partially mitigated by a designated net investment hedge of approximately CDN$1.3 billion in self-sustaining U.S. subsidiaries. These rules were adopted January 1, 2002, and will be applied retroactively. The unamortized deferred foreign exchange loss on long-term debt as at December 31, 2001, was $191.9 million. The resulting charge to retained earnings in 2002 for the change in accounting policy will be $165.1 million, net of future income tax effects of $26.8 million.

4. Other charges (income)

(in millions)	For the Three Months Ended December 31 2001	2000	For the Twelve Months Ended December 31 2001	2000
Amortization of discount on restructuring accruals	6.1	4.6	18.7	18.4
Change in discount on restructuring accruals	-	3.2	-	3.2
Amortization of discount related to workers' compensation	2.1	2.0	8.0	7.8
Amortization of foreign exchange losses on long-term debt	8.4	(0.9)	16.3	2.1
Other exchange gains	(5.6)	(18.7)	(14.8)	(17.3)
Charges on sale of accounts receivable	1.0	1.8	5.7	7.1
Other	3.0	1.3	8.8	1.8
	15.0	(6.7)	42.7	23.1

5. Restructuring charges and environmental remediation

At December 31, 2001, the provision for restructuring and environmental remediation was $551.0 million (December 31, 2000 - $676.9 million). This provision primarily includes labour liabilities for restructuring plans that are in many cases substantially implemented. The majority of the provision consists of expected residual payments to protected employees and the cost of a multi-year soil remediation program.

During the second quarter, CPR announced an additional restructuring initiative to reduce costs by eliminating 500 positions. The reductions occurred mostly in administrative areas, but also affected most operating areas, particularly fleet maintenance. The new initiative required an increase of $59.5 million to the provision. This change was offset by a net reduction of $65.0 million of previously accrued initiatives. The reductions resulted from a decrease in the number of surplus crews due to increases in traffic volumes, modifications to branchline rationalization plans resulting from changes in the regulatory environment, and reduced rationalization costs stemming from rule modifications in the latest collective agreements. In the fourth quarter, the provision was further reduced by $7.2 million due to experience gains.

6. Earnings per share

At December 31, 2001, the number of shares outstanding was 158.4 million.

Basic earnings per share have been calculated using net income for the year divided by the weighted average number of CPRL shares outstanding during the year. The weighted average number of shares was calculated using the number of shares issued as a result of the corporate reorganization for the first nine months of 2001 (see Note 2) and the actual number of shares outstanding for the last three months of the year. For the year ended December 31, 2000, basic earnings per share have been calculated using the number of shares outstanding immediately after completion of the corporate reorganization on October 5, 2001, being the date that former shareholders of CPL became shareholders of CPRL.

Diluted earnings per share have been calculated using the treasury stock method which gives affect to the dilutive value of outstanding options. At December 31, 2001, 0.9 million replacement options were outstanding which were exchanged for stock options held by CPL employees. A further 2.7 million new stock options were issued to CPR employees in the fourth quarter. The number of shares used in the earnings per share calculation is reconciled as follows:

	For the Three Months Ended December 31		For the Twelve Months Ended December 31	
	2001	2000	2001	2000
Net income (in millions of dollars)	111.1	255.8	410.4	532.3
In millions of shares				
Weighted average shares outstanding	158.3	158.3	158.3	158.3
Effect of dilutive stock options	0.6	0.4	0.5	0.4
Weighted average diluted shares outstanding	158.9	158.7	158.8	158.7
Basic earnings per share ($)	0.70	1.62	2.59	3.36
Diluted earnings per share ($)	0.70	1.61	2.58	3.35

7. Consolidated financial ratios

The following ratios are provided in connection with CPR's continuous offering of medium term notes, and are based on the consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in Canada. The asset coverage ratios are calculated as at the dates indicated, and the interest coverage ratios are for the 12-month period then ended.

	December 31 2001	December 31 2000
Interest coverage on long-term debt (times)		
Income before spin-off related and incentive compensation charges	3.6	4.7
Income after spin-off related and incentive compensation charges	3.4	4.7
Net tangible asset coverage on long-term debt (times)		
Before the effect of future income taxes	2.1	2.9
After the effect of future income taxes	1.8	2.5

Other Financial Updates

Operating activities

Cash provided by operating activities for the year ended December 31, 2001, was $758.5 million, up $81.9 million from the year ended December 31, 2000. This increase is attributable to reduced payments related to restructuring initiatives, increased deferred revenue, mostly in fibre optics lease revenues, and reduced prepaid pension contribution.

At December 31, 2001, employee reductions related to all prior restructuring initiatives, including the initiatives announced earlier this year to eliminate 500 positions, were substantially complete; however, employment security and bridging payments related to these and prior year reductions will continue into future years.

Investing activities

Cash used in investing activities for the year ended December 31, 2001, has increased by $52.7 million from the prior year, to $589.6 million in 2001. This increase is due to a reduction in proceeds from the sale of transportation properties as there were no significant disposals during 2001. Proceeds from disposal of transportation properties for the year ended December 31, 2000, included proceeds from the sale of Toronto Terminal Railway and Weston Main Shop.

Financing activities

Cash provided by financing activities for the year ended December 31, 2001, increased by $327.1 million compared to the prior year. Bridge financing of $1,216.5 million was attained to facilitate the spin-off of CPR, including a $700 million return of capital paid to CPL as part of the Plan of Arrangement to create a publicly held company. New long-term debt of $1,176.2 million was issued in the fourth quarter of 2001. The proceeds from the debt issuance were primarily used to repay the bridge financing facility set up in February, 2001, to facilitate the Plan of Arrangement.

CPR has available, as sources of financing, credit facilities of up to $340 million as well as a shelf prospectus of $450 million.

Balance sheet

At December 31, 2001, CPR's assets totaled $9,853.0 million, an increase of $1,044.8 million from $8,808.2 million at December 31, 2000. The increase is due to capital additions to net properties and an increase in cash held in temporary investments.

Other Financial Updates (continued)

Financial Instruments

Forward foreign currency exchange contracts

At December 31, 2001, CPR had entered into foreign exchange contracts to sell approximately US$170.0 million at effective exchange rates ranging from 1.45 to 1.47 for the year 2002.

Commodity contracts

At December 31, 2001, CPR had entered into crude oil futures contracts to hedge 48% and 30% of its estimated fuel requirements for the years 2002 and 2003, respectively, at average prices of US$23.79 and US$22.03 per barrel, respectively.

Labour Issues

CPR currently has settlements in place with 77% of its unionized workforce in North America. In Canada, CPR has agreements in place with all seven labour organizations. Three extend to the end of 2002, two extend to the end of 2003 and two extend to the end of 2004. On CPR's Soo Line subsidiary, all sixteen bargaining units are up for re-negotiation. On the Delaware and Hudson subsidiary, agreements are in place with seven of the fourteen bargaining units.

CANADIAN PACIFIC RAILWAY

Summary of Rail Data

Fourth Quarter 2001	Fourth Quarter 2000	Fourth Quarter Variance	Fourth Quarter %		Year 2001	Year 2000	Year Variance	Year %
				Financial (millions)				
				Revenues				
$882.2	$882.2	$0.0	0.0	Freight	$3,496.7	$3,460.1	$36.6	1.1
68.5	45.8	22.7	49.6	Other	201.9	195.0	6.9	3.5
950.7	928.0	22.7	2.4		3,698.6	3,655.1	43.5	1.2
				Expenses *				
268.2	289.1	(20.9)	(7.2)	Compensation and benefits	1,122.1	1,147.8	(25.7)	(2.2)
97.4	110.0	(12.6)	(11.5)	Fuel	403.0	409.7	(6.7)	(1.6)
41.7	48.8	(7.1)	(14.5)	Materials	180.9	213.3	(32.4)	(15.2)
64.2	66.4	(2.2)	(3.3)	Equipment rents	272.1	266.7	5.4	2.0
84.8	72.4	12.4	17.1	Depreciation and amortization	334.4	304.7	29.7	9.7
133.0	108.7	24.3	22.4	Purchased services and other	545.1	467.7	77.4	16.5
689.3	695.4	(6.1)	(0.9)		2,857.6	2,809.9	47.7	1.7
261.4	232.6	28.8	12.4	Operating income *	841.0	845.2	(4.2)	(0.5)
15.0	(6.7)	21.7	-	Other charges (income)	42.7	23.1	19.6	-
66.6	45.5	21.1	-	Interest expense	209.6	167.0	42.6	-
62.3	69.7	(7.4)	-	Income tax expense *	218.7	254.5	(35.8)	-
117.5	124.1	(6.6)	(5.3)	Net income (excluding non-recurring items)	370.0	400.6	(30.6)	(7.6)
				Non-recurring items:				
(1.6)	-	(1.6)	-	Spin-off related and incentive compensation charges	(24.5)	-	(24.5)	-
(9.8)	-	(9.8)	-	Bridge financing fee related to spin-off	(17.2)	-	(17.2)	-
-	131.7	(131.7)	-	Income tax recovery	64.0	131.7	(67.7)	-
5.0	-	5.0	-	Income tax on non-recurring items	18.1	-	18.1	-
$111.1	$255.8	($144.7)	(56.6)	Net income	$410.4	$532.3	($121.9)	(22.9)
$0.74	$0.78	($0.04)	(5.1)	Basic earnings per share *	$2.34	$2.53	($0.19)	(7.5)
$0.74	$0.78	($0.04)	(5.1)	Diluted earnings per share *	$2.33	$2.52	($0.19)	(7.5)
158.3	158.3	0.0	0.0	Weighted average number of shares outstanding (millions)	158.3	158.3	0.0	0.0
72.5	74.9	(2.4)	-	Operating ratio (%) *	77.3	76.9	0.4	-
13.2	14.9	(1.7)	-	ROCE (%) **	13.2	14.9	(1.7)	-
50.4	38.3	12.1	-	Net debt to net debt + equity (%)	50.4	38.3	12.1	-
$246.4	$239.3	$7.1	3.0	EBIT (millions) **	$798.3	$822.1	($23.8)	(2.9)
$331.2	$311.7	$19.5	6.3	EBITDA (millions) **	$1,132.7	$1,126.8	$5.9	0.5

* Excludes non-recurring items.

** EBIT: Earnings before interest, taxes and non-recurring items.
EBITDA: Earnings before interest, taxes, depreciation and amortization, and non-recurring items.
ROCE: Return on capital employed = EBIT (last 12 months) divided by average net debt plus equity.

CANADIAN PACIFIC RAILWAY

Summary of Rail Data (Page 2)

Fourth Quarter 2001	Fourth Quarter 2000	Variance	%		Year 2001	Year 2000	Variance	%
				Commodity Data				
				Freight Revenues (millions)				
$196.5	$197.6	($1.1)	(0.6)	- Grain	$749.3	$755.2	($5.9)	(0.8)
123.3	107.0	16.3	15.2	- Coal	474.1	387.8	86.3	22.3
90.5	94.9	(4.4)	(4.6)	- Sulphur and fertilizers	380.7	425.8	(45.1)	(10.6)
90.4	90.6	(0.2)	(0.2)	- Forest products	354.4	365.9	(11.5)	(3.1)
102.2	114.0	(11.8)	(10.4)	- Industrial products	430.7	438.1	(7.4)	(1.7)
201.0	200.3	0.7	0.3	- Intermodal	803.6	781.9	21.7	2.8
78.3	77.8	0.5	0.6	- Automotive	303.9	305.4	(1.5)	(0.5)
$882.2	$882.2	$0.0	0.0	Total Freight Revenues	$3,496.7	$3,460.1	$36.6	1.1
				Millions of Revenue Ton Miles (RTMs)				
6,341	6,484	(143)	(2.2)	- Grain	24,785	25,329	(544)	(2.1)
6,263	5,744	519	9.0	- Coal	24,229	20,695	3,534	17.1
3,332	3,412	(80)	(2.3)	- Sulphur and fertilizers	14,941	16,169	(1,228)	(7.6)
2,623	2,741	(118)	(4.3)	- Forest products	10,684	11,502	(818)	(7.1)
3,102	3,364	(262)	(7.8)	- Industrial products	13,033	13,349	(316)	(2.4)
5,134	5,147	(13)	(0.3)	- Intermodal	20,347	20,778	(431)	(2.1)
686	649	37	5.7	- Automotive	2,603	2,587	16	0.6
27,481	27,541	(60)	(0.2)	Total RTMs	110,622	110,409	213	0.2
				Freight Revenue per RTM (cents)				
3.10	3.05	0.05	1.6	- Grain	3.02	2.98	0.04	1.3
1.97	1.86	0.11	5.9	- Coal	1.96	1.87	0.09	4.8
2.72	2.78	(0.06)	(2.2)	- Sulphur and fertilizers	2.55	2.63	(0.08)	(3.0)
3.45	3.31	0.14	4.2	- Forest products	3.32	3.18	0.14	4.4
3.29	3.39	(0.10)	(2.9)	- Industrial products	3.30	3.28	0.02	0.6
3.92	3.89	0.03	0.8	- Intermodal	3.95	3.76	0.19	5.1
11.41	11.99	(0.58)	(4.8)	- Automotive	11.67	11.81	(0.14)	(1.2)
3.21	3.20	0.01	0.3	Freight Revenue per RTM	3.16	3.13	0.03	1.0
				Carloads (thousands)				
88.9	93.1	(4.2)	(4.5)	- Grain	342.8	351.3	(8.5)	(2.4)
96.1	84.4	11.7	13.9	- Coal	379.2	314.6	64.6	20.5
40.4	40.2	0.2	0.5	- Sulphur and fertilizers	170.0	184.5	(14.5)	(7.9)
42.6	42.1	0.5	1.2	- Forest products	171.6	179.3	(7.7)	(4.3)
67.4	69.4	(2.0)	(2.9)	- Industrial products	276.2	286.2	(10.0)	(3.5)
230.8	226.5	4.3	1.9	- Intermodal	916.9	903.9	13.0	1.4
43.0	42.3	0.7	1.7	- Automotive	166.2	174.8	(8.6)	(4.9)
609.2	598.0	11.2	1.9	Total Carloads	2,422.9	2,394.6	28.3	1.2
				Freight Revenue per Carload ($)				
2,210	2,122	88	4.1	- Grain	2,186	2,150	36	1.7
1,283	1,268	15	1.2	- Coal	1,250	1,233	17	1.4
2,240	2,361	(121)	(5.1)	- Sulphur and fertilizers	2,239	2,308	(69)	(3.0)
2,122	2,152	(30)	(1.4)	- Forest products	2,065	2,041	24	1.2
1,516	1,643	(127)	(7.7)	- Industrial products	1,559	1,531	28	1.8
871	884	(13)	(1.5)	- Intermodal	876	865	11	1.3
1,821	1,839	(18)	(1.0)	- Automotive	1,829	1,747	82	4.7
1,448	1,475	(27)	(1.8)	Freight Revenue per Carload	1,443	1,445	(2)	(0.1)

CANADIAN PACIFIC RAILWAY

Summary of Rail Data (Page 3)

Fourth Quarter 2001	Fourth Quarter 2000	Variance	%		Year 2001	Year 2000	Variance	%
				Operations and Productivity				
52,951	52,939	12	0.0	Freight gross ton miles (GTM) (millions)	211,157	210,719	438	0.2
27,481	27,541	(60)	(0.2)	Revenue ton miles (RTM) (millions)	110,622	110,409	213	0.2
3.21	3.20	0.01	0.3	Freight revenue per RTM (cents)	3.16	3.13	0.03	1.0
2.51	2.52	(0.01)	(0.4)	Total operating expenses per RTM * (cents)	2.58	2.54	0.04	1.6
1.30	1.31	(0.01)	(0.8)	Total operating expenses per GTM * (cents)	1.35	1.33	0.02	1.5
15,840	17,519	(1,679)	(9.6)	Number of active employees at end of period	15,840	17,519	(1,679)	(9.6)
16,352	17,708	(1,356)	(7.7)	Average number of active employees	16,987	17,965	(978)	(5.4)
13,893	13,959	(66)	(0.5)	Miles of road operated at end of period	13,893	13,959	(66)	(0.5)
3,238	2,990	248	8.3	GTMs per average active employee (000)	12,431	11,729	702	6.0
3,811	3,792	19	0.5	GTMs per mile of road operated (000)	15,199	15,096	103	0.7
673	655	18	2.7	GTMs per active locomotive per day (000)	672	646	26	4.0
5,589	5,375	214	4.0	Average train weights (tons)	5,533	5,386	147	2.7
26.5	26.2	0.3	1.1	Average train speed (mph)	26.1	26.8	(0.7)	(2.6)
147	129	18	14.0	On line car miles per car day	150	134	16	11.9
1.27	1.30	(0.03)	(2.3)	U.S. gallons of fuel per 1,000 GTMs	1.26	1.30	(0.04)	(3.1)
0.82	0.95	(0.13)	(13.7)	Average fuel price excluding provincial fuel taxes (U.S. dollar per U.S. gallon)	0.88	0.90	(0.02)	(2.2)
3.8	4.1	(0.3)	(7.3)	FRA personal injuries per 200,000 employee hours	3.8	3.9	(0.1)	(2.6)
1.5	2.1	(0.6)	(28.6)	FRA train accidents per million train miles	1.9	2.0	(0.1)	(5.0)

* Excludes non-recurring items.

CANADIAN
PACIFIC
RAILWAY

News

Release: Immediate, February 7, 2002

Canadian Pacific Railway President to Address Global Transportation Conference

CALGARY – Robert Ritchie, President and Chief Executive Officer of Canadian Pacific Railway (TSE/NYSE: CP) will address Deutsche Banc Alex. Brown's 2002 Global Transportation Conference in Naples, Florida, at 9:35 a.m. ET on Wednesday, February 13, 2002. Mr. Ritchie will present CPR's performance, strategy and outlook.

There will be a live audio webcast of Mr. Ritchie's presentation. The webcast and presentation material will be available on Deutsche Banc Alex. Brown's website at www.db.com/conferences. The presentation material will also be available on CPR's website at www.cpr.ca under Invest in CPR.

Canadian Pacific Railway is North America's first transcontinental railway and is the only transcontinental carrier with direct service to the U.S. Eastern Seaboard. CPR's 14,000-mile network serves the principal centers of Canada, from Montreal to Vancouver, and the U.S. Northeast and Midwest regions. CPR's track feeds directly into the Chicago hub from the East and West coasts. Alliances with other carriers extend CPR's market reach beyond its own network and into the major business centers of Mexico. For more information, visit CPR's Website at www.cpr.ca.

-30-

Contacts:
Media:
Len Cocolicchio, (403) 319-7591, len_cocolicchio@cpr.ca;

Investment Community: Paul Bell, Vice-President,
Investor Relations, (403) 319-3591, investor@cpr.ca